INVEST IN **EARTH RIDES**

Like Uber but with a fleet of Teslas.

PITCH VIDEO INVESTOR PANEL


ELECTRIC DRIVE

earthrideshare.com Nashville TN

Technology | Infrastructure | Sustainability | Female Founder | Minority Owned

LEAD INVESTOR

Kevin Mills President, Audiochuck Inc

I invested in Earthrides because of their mission to transform the rideshare industry through clean energy vehicles. This business model will set a revolutionary standard in the industry. The founders Raven and Peter have clearly demonstrated their ability to rapidly grow their revenue while they continue to effectively expand their service into new markets. In addition they have built an impressive team of advisors and employees. I have had the opportunity to get to know the company on a deeper level as a business partner. I am continually impressed with their ability to execute against their vision while developing lasting relationships with partners that share their vision.

Invested $20,000 this round

Highlights

1. Over 50,000 rides during first year of operations
2. First mover advantage being all electric in the rideshare space
3. 100% ridership growth from 1st half/2nd half of 2022
4. Female Owned / Eco-friendly / Diverse Company
5. Easily scalable

Our Team



Raven Hernandez Founder, President

First Generation American/Undergrad/Law Student Received Juris Doctorate at 23 and became a practicing licensed attorney at 24. Hosted TV show, "In Charge: Life with an EV".

Clean the air, provide affordable access to clean technology for all.



Peter Smith Co-Founder, President of Technology & Marketing

Former Doctor turned Entrepreneur. Grew personal practice to 6 figures within three (3) months of launch. Published Author. Marketing / Branding / Sales Expert.



Trevor Gormley Head of Finance & Strategy | Board Member

Co-Founder, Liquid Intelligence (Networked AI) | Advisor, AI Journal | Founder, Millennial View |



Trevor Gormley Head of Finance & Strategy | Board Member

Co-Founder, Liquid Intelligence (Networked AI) | Advisor, AI Journal | Founder, Millennial View | CNBC Guest | Contributor: Data-Driven Investor & BecomingHuman



Joe Minor Head of Partnerships

Acquired 200+ partnerships in 2021 with top partners equating to $125K in trackable revenue. Brand Consultant to notable NFL players & Grammy Nominated Recording Artists



Jessica Montero Chief People Officer

First-generation Undergrad | MA of Organizational Leadership | Created and facilitated leadership program for a global healthcare company | Built program which partnered with 500+ organizations and improved the lives of thousands



Dwayne Chumley Chief Operations Officer

Former Director of Operations for $150M/year company | Built management structure and led 500+ employees and 40 managers over 3 districts for 10+ years | Grew the business from 7 locations to 25 locations | Designed sales metrics recording database

Just like Uber but with Electric Vehicles.



MOTORTREND | NEWS

Hail, Tesla: Earth Rides Is a Ride-Hailing App Dedicated to EVs

New ride-hailing startup Earth Rides offers company-owned fleets of Teslas and other EVs driven by employee drivers.

SEE ALL 6 PHOTOS

Frank Markus - Writer; Manufacturer - Photographer | Oct 1, 2021

After their meteoric rise, ride hailing services like Uber and Lyft have more recently suffered from reduced ridership due to COVID concerns, recent



Forbes

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All-Tesla Ride Share Company Aims To Clear The Air

Ed Garsten
Senior Contributor
Transportation

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Listen to article 6 minutes

Tesla EV in the fleet of Earth Rides, a Nashville-based ride share company with an all-Tesla fleet.

Reasons to invest

October 2020, Earth Rides launched in Nashville, TN completing 2,500 rides with 2,400 downloads with only three (3) vehicles. From January to June 2021, Earth had 18,000 new users and 47,000 riders from 50 partners. We kept the momentum going from July to December 2021 with **25,100 new users, 65,000 riders**, from 75 new partners.

2021 we kept our CAC low ($7) and **LTV high** ($78). Our current competitors (LY), average a CAC of $32 and an LTV of $19 after 8 years of operating.

August 2021, Earth Rides launched in Austin, TX. In our first (1st) month of operations, we saw revenue, ridership, and user downloads that took us four (4) months in Nashville to hit.

The Short Story of how Earth Rides was born...

My mother and Abuela grew up in Panama. Experiencing and learning from their difficulties, drove me to law school. Immigrants are often sold the story that to be successful, becoming a doctor or lawyer is the only way. This is what drove me to law school.

While completing my JD from Pepperdine University Law, I experienced serious difficulties with my health. My view of a healthy lifestyle and what health means for me and the people around me drastically shifted. I realized I had to create a more significant impact.

I wanted other people to recognize health is more than eating right and exercising. Not only that, but they could have the same luxuries without making tremendous sacrifices. It was then Earth Rides was born.

Why start in Nashville?

Nashville offered us an emerging market where we could start our grassroots business while making a considerable impact on the environment. Further, I wanted to make an impact on where I was from and improve the air quality. Nashville has air quality similar to Los Angeles on many days. But, Nashville only has 2 Million people compared to L.A.'s 13 Million.

Earth's Mission

Equal access for all to clean technology.

Team Earth (Minus a Few!)



Why we have an edge over competitors:

- Quality
- Safety
- Reliability
- Electric Vehicles Only
- No surge pricing
- Female owned
- Company Culture
- Diversity

Anticipated Use of Funds

- App Development
- Marketing for Gig Drivers
- Expansion of Gig Drivers Submarkets

Delivery Pilot - Food and Retail

Earth Rides has partnered with Patagonia Nashville to offer on-demand delivery of their products. This allows Patagonia to deliver within the hour and without any packaging all the while reducing their carbon footprint.

In November 2021, we diversified into food delivery with Nashville-based Eat Placemat which focuses on inspiring, nourishing, and improving communities through feel-good food experiences. We deliver 250+ meals weekly which has allowed us to begin phasing into onboarding more delivery partners.

LIFE Program ("Living Inspired for Earth")


AUSTIN





Earth Rides drivers are trained to serve the ID community.

Earth Rides launched the LIFE Program in May of 2021 to provide reliable rides to the Intellectually Disabled Community ("ID") Drivers on Earth go through training modules to show extra steps have been taken to ensure the ID community is being served. In Nashville, Earth served over 75+ riders in the LIFE Program completing over 1,200 rides.

Safety



Our riders love that oftentimes they have the same driver. Each driver is FBI background checked and passes a series of interviews and ongoing training.

Reviews



Absolutely AMAZING!! Oct 25
★★★★★ RyPen23

I visited Nashville for a Bachelorette party and once we rode with Earthrides, we never ordered another Uber. First off, they are so personable while maintaining professionalism, all of the drivers we met we just absolutely loved. We felt safe and comfortable throughout the entire process and it was so easy to use! Plus, the fairs compared to Uber were so much more reasonable and you knew that you were getting quality. They go completely above and beyond and I can't wait to see them expand to other cities over time!! Providing great customer service all while riding carbon free in a Tesla!



Will never ride a Lyft or Uber again!! Dec 21
★★★★★ LindsayD1234

I could not have been happier with this experience!! First of all, out of every other rideshare app I have, Earth Rides had THE cheapest price!! My driver DeWan (not sure about spelling) was PHENOMENAL. So pleasant to talk to, and an amazing driver! Felt super safe the whole time (and as a young female this is of upmost importance to me). I will be requesting DeWan the next time I need a ride!!! Overall, service, convenience, price, and safety is a 10/10, not to mention you get to ride in a freakin Tesla! Great for the earth AND your wallet!! JUST TRY IT OUT, you'll never go back to the other apps!!!

WAY BETTER than UBER at the SAME PRICE Jan 13


★★★★★
madkatmatt29
For anyone who uses rideshare, Earth Rides is such a better alternative to Uber or Lyft!
First - no taking the chance of what kind of car/person/smell will be involved with your ride, you get a clean, shiny Tesla picking you up with a vetted, and trained driver who has been background checked.
Second - it's a freakin Tesla...why not? You're using no gas and supporting a sustainable means of travel... also it's AMAZING to ride in.
Third - ITS THE SAME PRICE, how could you still choose Uber or Lyft when you could get rid of the bad parts and still have the same price or CHEAPER, because Earth rides has NO SURGE PRICING.
If you need another reason, just download it and see for yourself.

More app store reviews.

Carbon

We are uniquely positioned to sell our carbon offsets on the open market due to our ability to track each mile logged vs the amount of carbon a gas ride would have generated.